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MASSIVE BREAKING NEWS!

OCTOBER 2, 2021 • LEGION M TEAM

We've got a lot of great announcements to make, so let's get right to it.



1. We packaged and sold our **first TV series**!

2. The Man In The White Van is **in production** with a star-studded cast

3. Round 8 is coming **next week**

4. **Shareholder vote** on stock split coming soon

5. Business Updates — "What are my **shares worth**?"

Let's start by making some of the biggest announcements in company history...



We packaged and sold our first TV series

In August of 2021, Legion M signed a deal with a major streaming company for the sale of a television series developed by Legion M. Due to confidentiality agreements, we cannot yet reveal the name of the project or the streaming partner. But as of this writing, the project is in development at the streamer with a release expected in 2022 or 2023 (though there is always the chance that a project at this stage can be delayed or canceled). Credited as a "non-writing producer" of this project, Legion M will earn producers' fees for each episode that is released.

This is obviously a big deal for Legion M. It's extremely difficult to package and sell a project, especially the first one. Now that we've demonstrated an ability to develop and sell a series like this, we believe it will open the door to even more opportunities. We can't wait to make further announcements about this project! It's killing us that we can't say more, but once we can you'll be the first to know.



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The Man in The White Van has begun filming

Hopefully you saw the official casting announcement last week about *The Man in The White Van*, which officially started filming in September. Starring Sean Astin, Ali Larter, Madison Wolfe, Brec Bassinger, Gavin Warren, and Skai Jackson, the film is an elevated true crime thriller exploring the origins of the nefarious "white van" trope in popular culture. For more information about the film, please check out this page and find us on social media at *@whitevanmovie*.

The film, developed by Legion M with writer/director Warren Skeels, is being produced by Legion M (Terri Lubaroff, Terri Piñon, Taylor, Michelle, and Eric are all on set right now!) and Garrison Film, with financing provided by Garrison Film.

Once again, this is a big step forward for Legion M. We hope this will be just the first in a series of Legion M films to be produced with financing from Garrison Film and their innovative new financing model, which you can read about here.




Coordinator) celebrating some wins on set.

hero vehicle - the infamous white van.



Round 8 is coming... on StartEngine

Round 8 is coming **next week**! And for the first time in our history, we're doing it on StartEngine.

If you aren't familiar, StartEngine is a leading equity crowdfunding portal very similar to Wefunder. We've raised over $12 million from nearly 30,000 investors on Wefunder, making us one of the most successful companies in JOBS Act history. And while we LOVE the team at Wefunder, we felt it was time to "open the gates of Hollywood" for StartEngine's community of over 500,000 equity crowdfunding investors. As a company whose strength comes from the size of our community, we believe it's critical for the company to continue expanding our reach and investor base.

If you are considering investing in Round 8, we highly recommend that you take advantage of the "Friends and Family" early bird bonus period in the first week, which will give you the best possible

deal you can get for Round 8. It's also worth noting

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invest in the round. Stay tuned — more details will become available next week.

Shareholder vote on 10:1 stock split

After 7 successful rounds of fundraising, Legion M's share price has more than doubled. This has created a number of logistical challenges for the company when it comes to packaging our shares and rewards. As a result of this growth (and to prepare for future growth!), we are proposing a 10:1 stock split. And we're going to hold a shareholder vote so the investors will make the final decision.

If you aren't familiar with stock splits or shareholder votes, don't worry — we'll send out all the details well in advance, and there will be plenty of time to get any questions answered. We're targeting mid-November for the vote, so be on the lookout for more details to come.

Business Updates

While we send out a lot of updates about projects and the "fun" aspects of Legion M (e.g. investor events/opportunities, merch drops, etc.), we know our investors are also eager to hear updates on the state of the business.

As an SEC regulated company, we issue extensive public filings (like our most recent 87-page annual report with audited financials). But we understand that reading an 87-page SEC filing might be a little

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the business side of Legion M with a bit more info to chew on.

To start with, we'd like to resurface an important blog post from a few months ago that answers one of the most important questions: "What are my shares worth?" This article will get a minor update next week once the Round 8 share price is announced. We can't announce it yet due to SEC regulations, but the information is just as relevant as the day we posted it, and we encourage every Legion M investor to read it.

Last but not least, if you have questions about these amazing updates, Round 8, the vote on the stock split, or other business news please join us for a Live Meeting on Zoom, Tuesday, Oct 5 at 4pm PT / 7pm ET.

That's all for now! Got any comments or questions you'd like us to address in one of these updates? Just send an email to team@legionm.com.

Onward and Upward,

Jeff, Paul, and the Legion M Team

PS: Anyone in the New York area? Come see us at New York Comic Con this weekend (Oct 7-10). Booth #1149.

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NEXT

THE CAST OF UPCOMING ELEVATED THRILLER THE
MAN IN THE WHITE VAN   ❯

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